Filed by NextEra Energy, Inc.
(Commission File No. 1-8841)

Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:
Hawaiian Electric Industries, Inc.
(Commission File No. 1-8503)

NextEra Energy/Hawaiian Electric Industries

December 3, 2014
6:00 p.m. ET

Operator:	Ladies and gentlemen, thank you for standing by. Good afternoon, and welcome to the NextEra Energy and Hawaiian Electric Industries Combination Conference Call.

As a reminder, today's call is being recorded, and a copy of the slide presentation is available on the following websites - www.forhawaiisfuture.com and on the investor relations section of the nexteraenergy.com and hei.com. An audio archive of this call will be available shortly after the call has concluded.

The remarks today will include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended. Any forward-looking statements are based upon historical performance and current plans, estimates and expectations. There may be forward-looking statements about, among other matters, future financial and operating results, objectives, expectations, and intentions, or future trading values, or level of stock or other securities, and other statements that are not historical facts. Inclusion of this forward-looking information should not be regarded as representation that future plans, estimates or expectations will be achieved.

Such forward-looking statements are subject to various risks and uncertainties and exceptions. A number of important factors could cause actual results or performance to differ materially from other indicated by such forward-looking statements. There is no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect a current of unanticipated events. Investors are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the most recent annual report, quarterly reports, and current reports filed with the SEC, as well as the forward-looking statements legend appearing on slide two of the company's slide presentation for more extensive lists of factors that could affect results. These documents can be found at www.nexteraenergy.com and www.hei.com.

Participating on the call today are Jim Robo, chairman and chief executive officer of NextEra Energy, Connie Lau, HEI's president and chief executive officer and chairman of the Boards of American Savings and Hawaiian Electric, and Richard Wacker, president and chief executive officer of American Savings Bank. Joining them will be Moray Dewhurst, vice chairman and chief financial officer of NextEra Energy, Jim Ajello, executive vice president and chief financial officer of HEI, Alan Oshima, president and chief executive officer of Hawaiian Electric, and Eric Gleason, president of NextEra Energy Transmission.

We will begin the call with some prepared remarks from Mr. Robo, Ms. Lau, and Mr. Wacker, and we'll then open the call for questions. At this point, we have all of your lines in a muted or listen-only mode.

Now I would like to introduce Jim Robo. Please go ahead, sir.

Jim Robo:
Thank you, and aloha, everyone. And thank you for joining us on short notice. I am very happy to be joined today by the HEI team to discuss the compelling rationale and exciting opportunities we see through the combination of our two companies.

As outlined on slide six, earlier today, NextEra Energy and Hawaiian Electric Industries announced a definitive agreement under which our companies have agreed to combine, excluding HEI's banking subsidiary. The transaction is valued at approximately $4.3 billion, including the assumption of $1.7 billion in HEI debt and excluding the value of American Savings Bank.

Very simply put, this is a story about two leaders in clean and renewable energy joining forces to build a more affirmative clean energy future. NextEra Energy has been actively developing energy projects in Hawaii for several years and knows Hawaiian Electric very well. We share Hawaiian Electric's vision to transition to cleaner fuel sources, including renewables and liquefied natural gas, modernize the T&D grid, reduce Hawaii's dependence on imported oil, integrate more economic rooftop solar energy, and lower customer bills.

Ultimately, we believe the combination will create significant value for our customers, employees, the Hawaii community, and shareholders alike. Hawaiian Electric is a terrific company, and this combination furthers NextEra Energy's strategy to become the North American leader in clean energy. Hawaiian Electric will expand our regulated utility operations and, we believe, will provide NextEra with additional opportunities to deploy core operational investment capabilities, while at the same time strengthening and accelerating Hawaiian Electric's clean energy transformation.

The transaction is expected to be neutral to NextEra Energy's earnings per share in the first full year and accretive thereafter, while being financed consistent with NextEra Energy's strong investment-grade credit ratings. As part of the transaction, HEI will spin off American Savings Bank to HEI shareholders, which Connie and Rich will discuss in greater detail later.

As slide seven details, the value to be received by HEI's shareholders consists of $25 per share in NextEra Energy stock based on a fixed exchange ratio of 0.2413, a $0.50 per share special cash dividend to be paid by HEI and an estimated value of $8 per share of American Savings Bank, based on the median of current analyst consensus estimates.

Taken together, this amounts to an estimated total value for HEI shareholders of approximately $33.50 per share, representing an approximately 21 percent premium to HEI's trailing 20-day volume-weighted average price as of the close on December 2, 2014.

In addition, American Savings Bank will benefit from a step-up in tax basis. NextEra Energy will assume approximately $1.60 per HEI share of tax liability for the spin-off of American Savings Bank. This corporate-level tax liability results in additional value of up to $1.60 per share over time to new ASB Hawaii shareholders through an American Savings Bank tax basis step-up.

With the exception of the one-time special cash dividend, the overall transaction, including the spin-off of ASB Hawaii, is expected to be tax-free to HEI shareholders. Further details on the transaction are laid out on slide seven.

Regarding structure, the Hawaiian Electric Companies will become NextEra Energy's third principal business, alongside Florida Power & Light Company and NextEra Energy Resources, LLC. The Hawaiian Electric will continue, and the company's headquarters will remain in Honolulu. The Hawaiian Electric Utilities, Hawaiian Electric, Maui Electric, and Hawaiian Electric Light will continue to be locally managed from existing operating locations.

Regarding key approvals, most of these are standard for transaction of this nature, and we expect a closing of the transaction to occur within approximately 12 months. Slide eight shows that on a pro forma basis, the combined company would have a market capitalization of approximately $48.5 billion, more than 46,000 megawatts of generation and operation, and approximately $78 million in total assets.

Let me expand upon the proposed new structure a little bit. We expect the Hawaiian Electric Companies to become an integral member of the NextEra Energy family. And to benefit from the core capabilities we've been able to develop in engineering construction supply chain and generation operations, as well as leverage our T&D and smart grid expertise. Through this structure, all of the businesses in the NextEra Energy portfolio will benefit from increasing skills, scale, and scope.

Slide nine addresses the compelling strategic rationale for this combination. The opportunity to deploy NextEra Energy skills, knowledge, and capabilities is at the heart of why we believe this transaction will be good for all stakeholders.

From a NextEra Energy perspective, the transaction will allow us to leverage our resources in a new geography and further our strategy of building around our core strengths, which in turn should lead to benefits for all NextEra Energy companies. From a Hawaiian Electric perspective, the transaction will bring capabilities and experience that we believe will help accelerate progress toward goals that all stakeholders can support.

Hawaiian Electric expects to achieve industry-leading levels of renewables throughout its system. And NextEra Energy is the North American leader in renewable development and clean energy generation. Hawaiian Electric also has ambitious plans to transition its generation mix to cleaner fuel sources, including LNG and renewables. And NextEra Energy has a proven track record of reducing oil independence - dependence, improving generation, fuel efficiency, and lowering emissions.

Hawaiian Electric is working to modernize its T&D grid and introduce new technology. And NextEra Energy has consistently demonstrated operational excellence and successfully implemented one of the largest smart grid programs in the country.

Hawaiian Electric is highly focused on reducing customer bills, and NextEra Energy's operational skills and low-cost position can help contribution to achieving this goal in Hawaii.

And, finally, all of Hawaiian Electric's initiatives will require substantial capital investment sustained over time, and we believe NextEra Energy's strong balance sheet and excellent history of managing large capital projects on budget and on schedule should directly support this requirement.

The transaction provides additional benefits through the separation of American Savings Bank into a pure play bank with a singular focus and a strong position in Hawaii's bank markets. The structure of the transaction is expected to ensure that HEI shareholders receive shares in the new standalone American Savings Bank without incurring tax liability, and with American Savings Bank receiving a favorable step-up in tax basis that will provide additional value over time.

As we turn to slide 10, let me take a moment to expand on the ways that we believe NextEra Energy's capabilities can be brought to bear in a manner that will benefit all of Hawaii's stakeholders. NextEra Energy is the market leader in North American renewable energy generation and development. Our wind fleet is roughly twice the size of the next-largest competitor and by itself produces annual output equivalent to the sales volume of a typical midsized utility. Our solar business is growing even more rapidly than our wind business and is expanding into markets that previously were unserved by solar energy.

Our success in building our renewable business, as well as in focusing our Florida generation fleet towards highly efficient natural gas-fired units means that we have one of the lowest emission profiles of any large power company. We expect to be able to leverage these strengths for the benefit of Hawaii's stakeholders.

Slide 11 speaks to NextEra Energy's proven track record of addressing the need to shift fuel mix. A little over a decade ago, we were buying roughly 41 million barrels per year of oil in Florida, nearly all imported from foreign countries. Last year, that number was approximately 300,000. This represents a reduction of over 99 percent.

Of course, Hawaii's situation is different and unique, and we must find Hawaiian solutions to Hawaii's energy challenges. But our experience in undertaking the profound, long-term restructuring of our generation fleet and our fuel mix is an important asset that we can bring to bear for the benefit of Hawaii stakeholders, in addition to our expertise in renewables.

Slide 12 addresses NextEra Energy's longstanding track record of focusing on operational excellence. We know that customers expect high reliability, excellent customer service, and, of course, as low a bill as reasonably practical. At FPL, more than two decades of consistent application has resulted in us having one of the lowest unit cost positions of any utility in our industry. Again, Hawaii's situation is different, and so we must - and so must be the solutions.

But the methods, technologies, and experience that we've developed in our drive for excellence can, we believe, all bring value to Hawaii stakeholders. As we move to slide 13, our low O&M costs at FPL are one key reason why our typical residential customer bills are the lowest in the state of Florida for the fifth consecutive year and roughly 25 percent below the national average.

But operational excellence means far more than just low O&M. I've already mentioned our transition to a modern, highly efficient, and clean generation fleet in Florida, which was enabled by our ability to deploy capital productively in ways that represent win-wins for customers and investors alike.

In addition, we've been investing heavily in our core T&D infrastructure and now operate one of the nation's most technologically advanced grid networks, which supports our ability to offer the best service reliability among Florida's IOUs and puts us in the top quartile to top decile nationally, depending on the specific measures used. We believe all these capabilities can over time be deployed to bring value to Hawaii stakeholders.

Finally, a word about capital investment on slide 14. Both NextEra and Hawaiian Electric have strong credit ratings, and our historically very strong balance sheet has enabled us to consistently raise capital on very attractive terms. In fact, we've raised roughly $7 billion of capital each year since 2011, allowing us to commit to multiple simultaneous capital projects well in excess of what our internal sources would have enabled us to do.

Moreover, we have a proven track record of investing both efficiently and effectively while successfully managing large complex capital projects. Since 2003, we've invested over $24 billion in 95 major projects with a great record being overall on-time and under budget. Again, we believe our ability to raise capital efficiently and to deploy it effectively while managing the complexities of large construction projects is a key asset that we can bring to bear for the benefit of all Hawaii stakeholders.

We're proud of our track record over the past decade and more of delivering value for our shareholders, as well as our customers, as summarized on slide 15. One measuring stick of our success is our history of dividend growth. We expect that this transaction will be roughly neutral to our long-term dividend growth rate, which we believe will remain one of the best in our industry.

I would like to briefly outline the key approvals and clearances as shown on slide 16. We expect the transaction to close within approximately 12 months, subject to the receipt of key approvals from HEI shareholders, the Hawaii Public Utilities Commission, the Federal Energy Regulatory Commission, and federal banking regulators, with respect to the spin-off of American Savings Bank, as well as clearances through the SEC's registration process and Hart-Scott-Rodino antitrust clearance.

Before we pass the call to Connie, I'd like to take a moment to recognize her achievements and the strength of the entire HEI team. I have strong admiration for Connie's work, and she and her team have been tremendous partners through this whole process. We know that Hawaiian Electric has a terrific foundation, and we will seek to stay true to the company's roots and unique culture and preserve what makes this company special.

With that, I'll now turn the call over to Connie to speak to the significant benefits this transaction offers all HEI stakeholders. Connie?

Connie Lau:	Thank you, Jim. And aloha to everyone.

Before I begin, I want to echo Jim's sentiment about this combination. Our team is very excited about this transformational opportunity for HEI, and we have enjoyed getting to know Jim and the entire NextEra Energy leadership team over the course of this process.

I sincerely believe that this combination is in the best interests of HEI, our shareholders, employees, customers, communities, and the entire state of Hawaii.

Starting with slide 18, this transaction is a transformational opportunity to separate our two strong local companies for the benefit of all stakeholders and Hawaii. On the utility side, Hawaiian Electric has put Hawaii on the leading edge of clean energy globally and nationally, successfully integrating global rooftop solar with 11 percent of their customers, and helping achieve 20 percent renewable energy across Hawaii.

Through this combination, Hawaiian Electric is gaining a partner who can provide significant financial resources and considerable expertise to invest in and accelerate the actions HEI is taking to strengthen Hawaii's energy infrastructure, meet its clean energy goals, lower customer bills, and continue its active support of our local communities.

In addition, our plan to establish American Savings Bank as an independent publicly traded company reflects the strength of the bank's business, its strong market position, and its talented team of employees. As an independent company, we expect that American Savings Bank will continue to benefit from its history of high performance, conservative risk management, and solid profitability. In addition, American Savings Bank will benefit from a transformation into a pure play financial institution with a singular focus on its banking business.

Slide 19 details the significant value this transaction creates for HEI shareholders through an attractive premium and valuation multiple. HEI shareholders will receive the opportunity to participate in the upside potential of a stronger combined utility platform, as well as the future growth of the pure play American Savings Bank. As Jim mentioned earlier, our shareholders will receive an estimated total value of approximately $33.50 per share, which represents an approximate 21 percent premium to HEI's trailing 20-day volume-weighted average price as of the close on December 2, 2014.

Excluding American Savings Bank, this equates to (a 22.4 times) the midpoint of management's EPS guidance for 2014. The value is comprised of $25 per share in NextEra Energy stock based on a fixed exchange ratio of 0.2413, a onetime special cash dividend of $0.50 per share, and shares of American Savings Bank currently estimated by research analysts at $8 per share.

Overall, the total estimated transaction value is approximately $5.1 billion, assuming an $8 per share valuation for the bank, but excluding the tax basis step-up and any potential valuation increases from a Durbin recapture.

On slide 20, you will see additional details regarding the special cash dividend to paid by HEI to our shareholders immediately prior to the completion of this transaction. The special dividend provides an upfront payment to offset the potential near-term dividend differential between HEI and NextEra Energy.

Assuming the transaction closes in the fourth quarter of 2015, HEI shareholders would be expected to receive at total dividend of $1.50 per share for 2016, including the one-time dividend, NextEra's dividend, and a dividend from American Savings Bank. This is $0.26 greater than HEI's total yearly dividend of $1.24. Further, NextEra Energy and American Savings Bank are both expected to have attractive, growing dividends over time.

Turning to slide 21, NextEra Energy and Hawaiian Electric are committed to ensuring that our customers' interests are protected and that the transaction delivers substantial benefits and savings to customers. As for American Savings Bank, it will continue bank operations as usual, and bank customers should experience a seamless transition post-spin-off and continue to be served as they always have.

Hawaiian Electric has previously filed plans with the Hawaiian Public Utilities Commission that seek to enhance Hawaii's energy future by lowering electric bills and giving customers more service options. Our goals also include tripling the amount of distributed solar, achieving among the nation's highest levels of renewable energy by 2030, and transitioning to using liquefied natural gas to reduce oil dependence. NextEra Energy is supportive of these goals.

Moving to slide 22, importantly, through this combination, we are maintaining both Hawaiian Electric and American Savings Bank's commitments to Hawaii and our local communities. Hawaiian Electric's name will remain the same. Our headquarters will remain in Honolulu. And Hawaiian Electric will be NextEra Energy's third principal business reporting directly to Jim.

To further ensure matters of local and community interests remain of utmost importance, NextEra Energy plans to establish a local Hawaiian Electric advisory board. This board will include 6 to 12 members, all of whom will have substantial ties to the Hawaii community and will provide advice to NextEra Energy on matters of local and community interest.

Further, NextEra Energy has committed to maintain our current overall levels of charitable corporate giving in HEI's communities. American Savings Bank, as an independent company, will be stronger and even more focused on serving its customers and maintaining its high level of commitment to the broader community.

As slide 23 highlights, for at least two years after close, there will be no involuntary workforce reductions, and compensation and benefits for active non-union employees will be comparable to those in place before closing. In addition, all of our union labor agreements will be honored. Overall, there will be greater opportunities for employees as part of the NextEra Energy family and American Savings Bank employees, of course, will be part of the new standalone banks.

To sum it all up on slide 24, this combination is a great opportunity for all of HEI stakeholders. It brings together two industry leaders in clean and renewable energy that share a common vision and goal, provides additional financial resources, and considerable expertise to invest in and significantly accelerate the actions we're already taking in Hawaii to achieve the clean energy future we all want for our state and unlocks untapped potential value in American Savings Bank and allows shareholders, customers, employees, and Hawaii to benefit from a new independent pure play company.

Because shareholders will retain ownership in American Savings Bank, on slide 25, you'll see an overview of the separation. NextEra Energy will absorb the corporate tax liability triggered by the spin-off of ASB Hawaii. As previously mentioned, the spin-off is expected to be tax-free for HEI shareholders. Of course, the market will decide the value of American Savings Bank when we start trading, but based on the median of analyst consensus estimates, American Savings Bank's estimated current value is approximately $800 million, or $8 per share. Rich will talk about additional value creation from the separation not included in this $8 per share in a moment.

We expect the spin-off to be operationally straightforward, as both our operating companies being heavily regulated have operated as standalone subsidiaries within HEI, with a small number of public company duties handled by the holding company. The spin-off is expected to be completed immediately prior to and is contingent upon the completion of the NextEra Energy-HEI combination. The spin-off agreements have yet to be finalized, but will contain customary conditions.

Now, before I turn the call over to Rich to further discuss the spin-off of American Savings Bank, I'd like to take a moment to address our employees and say how grateful I and the board are for all of their hard work providing exceptional service to our customers and communities. Your extraordinary efforts have made this transformational opportunity possible, and I couldn't be more proud of all that you have accomplished.

We look forward to working closely with the NextEra Energy team to ensure a seamless transition. And with that, I'll turn the call over to Rich.

Richard Wacker:	Thanks, Connie.

We are excited about the opportunity that the spin-off represents for American Savings Bank. And slide 27 goes into more detail regarding the value that we believe it will unlock for HEI's shareholders. One direct benefit is higher profitability as a result of once-again qualifying for the small issuer exemption to the Durbin amendment caps on debit card interchange income. We lost that exception in 2013 as HEI's consolidated assets rose over $10 billion, and that reduced our annual earnings by approximately $6 million after tax at that time, or about $0.06 a share.

After the spin-off, we should again recapture the higher exempt interchange income. In addition, the bank would benefit from the tax basis step-up and the recognition of a deferred tax asset of approximately $165 million, or $1.60 per share, assuming that the bank trades at the currently estimated $8 per share value under the structure of the transaction.

This deferred tax asset would be partially reflected in stronger capital ratios on day one, and the rest over time, providing us additional enhancement to our already solid capital position. With good capital levels and good ongoing profitability, we expect ASB to target a healthy 30 percent to 40 percent dividend payout ratio. And as an independent company, the bank will have additional capital management flexibility to boost EPS growth through share repurchases, additional balance sheet growth, as well as allowing management to pursue attractive strategic opportunities.

Slide 28 highlights why ASB has been able to compete and perform well in our market, and these advantages will continue to drive the bank's value as an independent public company. Let me briefly touch on each of these points.

As the company snapshot on slide 29 shows, ASB is well-positioned as one of Hawaii's leading residential, commercial and commercial real estate lenders, third by loan and deposit share in Hawaii's attractive deposit-rich market. We'll continue to execute our business strategy, and our customers won't feel changes in what we do or with whom they work related to the spin-off. As detailed on slide 30, ASB will continue to benefit from a strong management team that has a great combination of in-market and out-of-market banking experience. We have a highly motivated team of employees that have made us a best place to work, recognized both in Hawaii and nationally.

That team is focused on operating with a disciplined risk management culture that, as slide 31 highlights, has resulted in a bank with a diversified loan book, with strong asset quality, funded by a low-cost core deposit base and solid liquidity and capital levels. As mentioned previously, we expect one benefit of the transaction, the tax basis step-up, to further enhance our capital position.

And as slide 32 shows, the result has been a healthy profitability that with the recapture of the additional interchange income related to the Durbin small issuer exemption, compares favorably to our peers. Ultimately, we are confident that the bank is well positioned to thrive into the future, and HEI shareholders will have the opportunity to participate in American Savings Bank's upside potential following the spin-off.

I'll now turn the call back over to Jim for his closing remarks.

Jim Robo:	Thanks, Rich.

In closing, as we turn to slide 34, I'd like to reiterate that this is a story about two leaders in clean energy, clean and renewable energy, joining forces to build a more affordable clean energy future for Hawaii. To that end, today's announcement marks an important milestone for both of our companies as we seek to leverage our respective strengths.

The transaction expands NextEra Energy's regulated utility operations and provides the opportunity for us to further deploy and leverage our core operational investment capabilities. It also provides Hawaiian Electric with the opportunity to strengthen and accelerate its clean energy transformation. And as part of the overall transaction, American Savings Bank will become better positioned for success as a more focused, independent, pure play company.

As we've noted, the combination will create tremendous value for HEI's customers, employees, the Hawaii community, and shareholders alike. We believe that HEI's shareholders will receive an attractive total valuation, including a special dividend, for Hawaiian Electric and American Savings Bank, along with the opportunity to participate in the potential for both companies' future upside and growth.

For NextEra Energy shareholders, the transaction is expected to be neutral to earnings per share in the first full year post close and accretive thereafter. In addition, we expect Hawaii to benefit from the introduction of NextEra Energy's capabilities and strengths into the state's strategically important energy sector. All in all, I'm very proud that Hawaiian Electric has agreed to join our company. And very excited about the new opportunities we see through the combination of our two companies.

Before we take questions, I'd like to thank everyone on both the NextEra Energy and HEI teams and both boards of directors for their hard work for making this combination possible. I also want to congratulate the employees of HEI for building a highly regarded and successful organization. I look forward to meeting as many Hawaiian Electric employees as possible in the weeks and months ahead and welcoming you to the NextEra Energy family.

Thank you all for joining the call today. We look forward to achieving a more affordable clean energy future for Hawaii and to creating greater value for both company's shareholders, customers, employees, and all of our stakeholders.

With that, let's open it up for questions.

Operator:
Thank you. The floor is now open for questions. At this time, if you have a question, please press star on your touch-tone phone. If at any point your question is answered, you may remove yourself from queue by pressing the pound key. In the interest of time, we do ask that you limit yourself to one initial and one follow-up question.

Our first question comes from the line of (Michael Weinstein) with UBS.

(Michael Weinstein):	Hi, how you doing? Congratulations to everybody.

Male:	Thank you.

Connie Lau:	Thanks, (Michael).

(Michael Weinstein):
Quick question. For next year, just wondering, what is the strategic focus going forward? Is it going to be - are you trying to get more of a regulated utility like at this point? Or is this more of an unregulated play? What's the growth strategy, you know, that you envision here?

Jim Robo:
(Michael), I think this is very consistent with our - what our strategy has been for a long time, which is to be focused on both regulated operations, as well as on renewables. And I think this is a very unique opportunity for us to combine those two - those two strategies into one opportunity.

(Michael Weinstein):
Do you envision your lower cost of capital being able to get the power supply improvement plan in Hawaii more easily approved? Is it an advantage to the plan? And do you see any opportunities for the yield co here?

Jim Robo:
So, first of all, you know, this is not - this is not something that we would consider for the yield co. And as for our lower cost of capital, that is obviously one of the benefits that we think the transaction brings to Hawaii stakeholders and customers in that I think we will be able to access capital at more attractive rates.

(Michael Weinstein):	OK, thank you very much.

Operator:	And your next question comes from the line of (Paul Paterson) with Glenrock Associates.

(Paul Paterson):	Good morning. Or good afternoon, excuse me.

Connie Lau:	Good afternoon, (Paul).

(Paul Paterson):
Just to sort of - a few quick ones here, really. Am I correct in the consideration for the Hawaiian Electric utility itself is about $27.10, if we include the - the tax, a liability that you guys are assuming?

Jim Robo:
So, (Paul), I think the way to think about it is that HEI shareholders are going to get $25 in NextEra stock at the fixed exchange ratio that we talked about, a $0.50 dividend, and obviously shares in the new ASB which, you know, analysts right now, the median analyst estimate is around $8 a share.

On top of that, there are some things that ASB is going to be - that the shareholders of ASB will benefit from going forward. One of them is that step-up in basis that they will get. We obviously are going to be absorbing tax liability associated with the spend. But the - you know, that - the step-up in basis are going - is going to be realized by ASB shareholders over time, right?

(Paul Paterson):
OK. Let me ask you this. What's the goodwill associated with that next year we'll be booking as a result of the deal? And are there any breakup or reverse breakup fees? And in terms of operating synergies, can you share with us any quantification of that or is that just too early right now?

Jim Robo:	Yeah, so on synergies, it's - you know, obviously, there's not great geographic overlap between the two entities. And it's way too early, really, to think about that.

In terms of - in terms of - I'm sorry, remind me on your other...

(Paul Paterson):	Sorry, goodwill and breakup or reverse breakup...

Jim Robo:	Oh, breakup and reverse breakup. Yes, there is both a $90 million breakup fee and a - and a $90 million reverse breakup fee, if - if regulatory approvals aren't received.

(Paul Paterson):	OK. And then goodwill?

Jim Robo:	And goodwill, we haven't said.

(Paul Paterson):	You haven't said what it is?

Jim Robo:
No, that's right. And, you know, obviously purchase accounting will determine what the goodwill is, and you're not going to know what the purchase accounting until you actually do the purchase accounting at the time of close. Right? So that number will move around.

(Paul Paterson):	OK. Well, I'll let some people ask other - other people ask questions. Thanks a lot.

Jim Robo:	Thank you, (Paul).

Operator:	And your next question comes from the line of Stephen Byrd with Morgan Stanley.

Stephen Byrd:	Good afternoon, and congratulations.

Jim Robo:	Thank you.

Connie Lau:	Thanks, Steve.

Stephen Byrd:
I wanted to just - from NextEra's perspective - discuss the PSIP and get your view. Is this a plan that you would intend to, you know, completely embrace? Are there elements that you think you would want to think about modifying or changing change in any way? Or as you look at that plan holistically, it's consistent with sort of how you would, you know, view the transformation of the Hawaiian energy infrastructure?

Jim Robo:
And so, Stephen, what we've said is we're supportive of the goals that Hawaiian Electric has laid out in those PSIPs. We look forward to working with Hawaiian Electric, with the regulator, as well, on those. And, you know, obviously, as things move forward, you know, things - it's a - you know, markets are dynamic. Things change. But the overall goals that are laid out, I think we're very supportive of, and we're very supportive of the components that have been laid out, and we're going to work together with Hawaiian Electric to try to help make that happen.

Connie Lau:
And, Stephen, this is Connie. I would just add, as we have said previously, those plans were not intended to be very specific plans. They really were intended to form a base and a framework for community-wide discussions to go forward to reach those goals, so we're very pleased that NextEra is supportive of those plans.

Stephen Byrd:
Great. And NextEra has quite a bit of wind expertise and also wind presence in Hawaii. And I followed over time, I guess, they're - NextEra's looked at options involving, you know, bringing in undersea cable and bringing, you know, wind power between islands. Will the wind element of your business be applied to sort of very tangibly in Hawaii, in terms of how you think about supplying, you know, the future? Will that transmission line, you know, come into play here?

Jim Robo:
So certainly the - our expertise and focus on renewables is a big piece of the strategic rationale for this combination. I think the fact that we are the North American leader in renewable development, both wind and solar, is something that I think bringing those capabilities will help accelerate the - that clean energy transformation that Hawaiian Electric is trying to achieve here in Hawaii.

As far as the - you know, as far as the cable is concerned, I think, you know, there is, I think, you know, Hawaiian Electric just filed some studies around whether or not that's cost effective. I think we're going to be taking a view that what we want to do is we want to be doing what's right for the - what's right for the state, what's right for the stakeholders, and what's right for customers, and what drives the lowest customer bill.

And so, you know, we are not wedded to any particular solution, whether it be wind or a cable or solar or LNG or modernizing plants. We're wedded to trying to put together what is the most effective solution that's going to - you know, that's going to bring lower emissions and clean energy and lower customer bills to the state. I think that's what the - that's what the focus is going to be, and I think that's one of the reasons why we're so excited about the opportunity that the combination brings.

Stephen Byrd:	Very much understood. Thanks. I'll let others ask questions. Appreciate it.

Jim Robo:	Thank you, Steve.

Operator:	And our next question comes from the line of (Andrew Wiesel) with Macquarie Capital.

(Andrew Wiesel):
Hey, everyone. A couple of questions for you. The first is, to what degree were the two companies able to really vet this with regulators? And any sense on how regulators might perceive a change in ownership while the state's going through such a big transformation?

Connie Lau:
(Andrew), we actually will be meeting with our regulators later today, but I think, as you know, in Hawaii, everyone - whether it has been our legislators or our regulators - have been focused on getting Hawaii off of oil, and renewables has been a huge strategy in achieving that.

So I think we are expecting that our regulators will be very interested in this combination, because it has the opportunity to get Hawaii there faster.

(Andrew Wiesel):
OK. When you say get the state there faster, can you be a bit more specific? You mentioned that a few times in the slides in the press release, but how exactly would NextEra's ownership accelerate the process? And then one more follow-up question for you after that.

Connie Lau:
So, (Andrew), I actually think that Jim outlined a lot of that in his comments, because if you think about one of the major lynchpins in our PSIP, it's to field switch to LNG, and NextEra has great capabilities, given that they are the largest natural gas-consuming utility in the nation and have great trading capabilities in that area, great knowledge and expertise in the natural gas markets.

And so that will - bringing that kind of expertise and support to Hawaii will really help us in fleshing out those plans and bringing that to reality. Things like the integration of solar and wind, our systems are straining under the very heavy renewable penetration that we have now, and I think you may have seen recently where we had done some testing at NREL with PV inverters. NextEra Energy's expertise in the solar area can be combined with ours to look at integrating and solving some of those technical challenges must faster.

So I think there's a number of things that, you know, I could just keep rattling on, where the capabilities that Jim and his team bring can really help us in accelerating the transformation that we're seeking to achieve in Hawaii.

(Andrew Wiesel):
OK, very good. Then the other one I wanted to ask about from NextEra's perspective, would you guys have a fundamental preference for having things like the renewables and maybe LNG and whatever else in the regulated rate base? Or would your preference be to have these NextEra Energy resources, excuse me, and then sign PPAs with the regulated utility sister company?

Jim Robo:
And so, (Andrew), you know, we still have a lot more work to do on that topic. We have a lot of listening to do to the stakeholders here in Hawaii. Much of that, I think, will be driven by what is the most effective way that we can engage on that and what's the most useful way that we can get engaged, whether it's in the unregulated - on the unregulated size or on the regulated side?

I think there will most likely be opportunities on both sides of the house. But we're going to be, first of all, taking our cues from stakeholders and getting input from them about what - you know, what their preferred mode will be for us to help deliver some of those capabilities.

One thing I would add to what Connie said around the capabilities front is - one area that we're very excited about is energy storage. And we are - you know, we have a big effort going on in our company right now on energy storage. We have several projects - you know, several big projects that are underway. You know, we're going to be investing over $100 million on energy storage projects over the next year.

And, you know, with the high level of penetration of renewables here in Hawaii, energy storage is going to be a very important component of that. So a lot of technology that needs to be brought to bear there to make it effective. And it's also, from our standpoint, getting to know energy storage better - and this is a good example of how I think, you know, we will learn much from the Hawaii situation, as well as be able to bring some capabilities to bear. It's going to be very much a two-way street.

You know, for us to be able to learn storage and be able to deliver storage cost effectively, that really is the holy grail of being able to deliver cost-effective renewables to customers in a way that would be very transformational on the mainland. And so we're very excited about the energy storage applications that we'll be able to think about here.

(Andrew Wiesel):	Sounds good. Thanks a lot.

Operator:	And our next question comes from the line of (Ashar Khan) with (Visium).

(Ashar Khan):	Good afternoon, and congratulations. Jim, could you just talk a little bit about the accretion, the level of accretion, and what drives the accretion in the second year, please?

Jim Robo:
You know, obviously, (Ashar), we said what we said around accretion. You know, we expect it to be neutral in the first full year and accretive thereafter. It's going to be financed in a way that is very consistent with our strong investment-grade credit ratings. And that's probably all I'm prepared to say right now on accretion, unfortunately.

(Ashar Khan):	OK. And then can you just elaborate - you mentioned about the dividend policy of NextEra. Could you just talk about the dividend growth rate and the policy, if you can just remind us?

Jim Robo:
Yeah. So, (Ashar), I think you know for a long time we've had a policy that Moray has characterized as being having not - a not uncompetitive dividend yield and making sure that we grew our dividend as quickly as we grew - we've grown earnings. And you - you know, you saw in that slide, we have a long-term track record of growing our earnings at 7 percent plus, and we've grown our dividend at 8 percent plus over that same period of time, and I would expect us, you know, as we've said, we're going to grow earnings 5 percent to 7 percent a year through 2016, and we're going to continue to grow the dividend in line with how we grow earnings, and that's one of the fastest dividend growth rates of any company in the space.

(Ashar Khan):	OK. Thank you.

Operator:	And our next question comes from the line of (Greg Gordon) with Evercore ISI.

(Greg Gordon):	Thanks. Congratulations to all of you.

Jim Robo:	Thank you, (Greg).

Connie Lau:	Thanks, (Greg).

(Greg Gordon):
So looking at the Hawaiian Electric rate base growth profile, I know that it looks like between 2013 and 2017, just on your base CAPEX plan, that across the three - your three major utility subsidiaries, your average rate base growth is probably 7 percent to 8 percent, which is, you know - which is, you know, as robust as what the Florida company has in their territory.

But that could be significantly higher if your - if your - if your plans that you filed with the commission, the transformation plans, are accepted in whole or in part. Jim, looking at your balance sheet capacity, do you feel that you have the capability to ramp that spending and absorb that, given the cash flow that you start to generate out in '17, '18, gets pretty robust, right?

Jim Robo:
Yeah. So, (Greg), I think you know we have, you know - our businesses have terrific cash flow generation capability. We've had historically terrific access to capital. And whatever - you know, our commitment here is whatever - you know, whatever investment that is in the customer's interest and is supported by the commission for us to make, that we will be making it. You know, this is, I think, an opportunity to continue to deploy capital for the benefit of - much like we've done in Florida to deploy capital - for the benefit of customers to lower customer bills. I think there is that same opportunity here in Hawaii to deploy capital to lower customer bills.

And I don't think we'll have any - any - we've never had any problem raising money for good projects, and I would expect that to be the case going forward.

(Greg Gordon):	Thank you, Jim.

Operator:	And our next question comes from the line of (Steve Fleshman) with (World Strahan).

(Steve Fleshman):	Yeah, hi, good afternoon. Just, Jim, first, should we assume that the Oncor transaction (inaudible) that's kind of out of the question while this deal is pending?

Jim Robo:
(Steve), I think on Oncor, I think all I could say on Oncor is, obviously, things have been significantly delayed there. They're very much up in flux. And, you know, it's - I think nothing is really going to happen on that for quite some time. And so, you know, we'll continue to monitor that, but whatever happens there will have no impact on our ability to bring this transaction to a close here.

(Steve Fleshman):
OK. And then also, just specifically on the transaction, are there - any besides just kind of approval by Hawaii regulators, are there any conditions in terms of kind of the Hawaiian Electric regulatory environment, such as, you know, what happens with the coupling or the PSIP plan and the like in the agreement? Or is it just getting approval on the agreement?

Jim Robo:
It's the latter, (Steve). It's just getting regulatory approval. Obviously, we've got to get shareholder approval, as well. That's (inaudible) approval that we need to get. And it's - I think both teams are - as Connie said - with the regulator today, and we'll be filing, you know, our application sometime in the next 30 or 60 days with the Hawaiian regulators.

(Steve Fleshman):	OK, great. Connie, congratulations. Thank you.

Connie Lau:	Thanks, (Steve).

Operator:	And your next question comes from the line of (Michael Goldenberg) with (Luminous Management).

(Michael Goldenberg):
Good evening. Good afternoon. Congratulations from both teams for a successful transaction. Question for the NextEra team. Guys, I understand you're supportive of Hawaiian's plan on capital investment, but do you envision that once all of this is signed and done, that there's a good chance you will ultimately deploy a lot more capital to work than currently we're seeing?

Jim Robo:
(Michael), I think it's far too early to speculate on that. Obviously, most importantly, we need to do what's right for customers. And, you know, we - as I said earlier, we're supportive of the plans that Hawaiian Electric has put forth. As Connie said, that they were a basis for stakeholder input in the state. And, you know, there's more work to do to flesh them out.

But, you know, we are - we are very supportive of moving forward on lowering oil dependence, increasing - you know, increasing renewable penetration, and lowering customer bills, and I think there will be very good projects where we'll be able to deploy capital that will be good for customers and good for shareholders.

(Michael Goldenberg):
And then, secondly, on capital structure, as you see going forward, you are increasing your regulated base. Do you envision this may allow you to carry a higher percentage debt-to-equity balance than in the old NextEra and maybe have a little more leverage, and thus maybe need less equity going forward, for whatever project you may choose down the road?

Jim Robo:
So, (Michael), obviously, we - you know, we've been engaged in discussing the transaction with the rating agencies, as well. And I think, you know, all I think it's appropriate for me to say on that is that we're going to finance it in a way that's consistent with our strong - with a strong balance sheet and our current credit ratings. And, you know, this is obviously - it adds regulated operations to overall NextEra. And, you know, that's obviously supportive of a strong balance sheet and strong credit rating.

(Michael Goldenberg):	Thank you.

Jim Robo:	And our next question comes from the line of (Charles Fishman) with Morningstar.

(Charles Fishman):
If I might ask, a bank question. Richard, I sense from your comments that you feel the $8 might be conservative. Are there some things that you'll be able to do not being under the umbrella of a utility that - because, I mean, the bank's been run pretty conservatively the last few years. Is there a change of strategy or is there something else going on?

Richard Wacker:
Correct. We have absolutely been run to be a reliable source of capital for the holding company and to make sure that the utility investors didn't have any surprises coming out of the investment in the bank.

So right now, we believe that we would be able to grow to following the same strategies that we have in place, we may be able to grow that balance sheet a little bit faster than we've grown it in the past. There are additional areas that we can explore. But we haven't laid those out at this point in time.

Connie Lau:	And, (Charles), I'd just add, as we said in the prepared remarks, in addition to the $8, there is also the tax step-up in basis, and then the recapture of the Durbin interchange fee income (inaudible)

(Charles Fishman):	And you think that's accretive to the $8 potentially? You think the market will realize that by the time this is publicly traded?

Connie Lau:	Yes.

(Charles Fishman):	OK. Thank you.

Operator:	And your next question comes from the line of (Anthony Crowdell) with Jefferies.

(Anthony Crowdell):
Hey, congratulations. Jim, I guess two questions, and one I'm probably going to take a crack at, I guess, what (Michael) and (Steve), also. The first thing is, just $1.7 billion of debt, is recoverable in rates? Or is that all parent company debt? And I guess, second, you know, as (Steve) brought up, you know, we - we heard you mention the Oncor transaction. I know you said that's quite delayed. That was a rather large, you know, I guess business. Here it's much smaller.

I mean, could you give any clarity on the type of capital or type of - the size of projects you think you'll be investing in, in the next couple years, some type of numbers around the potential growth that could occur in Hawaiian Electric?

Jim Robo:
So let me address the first question. Of that $1.7 billion, $1.3 billion of it is at the utility, and is obviously recovered currently through rates. The other $400 million is not recovered through rates and is at the holding company, and would not be expected to be recovered through rates going forward as part of the transaction.

And then the second part of your question, I'm sorry?

(Anthony Crowdell):	I guess it was just that when - you know, earlier in the year, you had mentioned the Oncor transaction, really large wires business, you know, would make a big splash to

NextEra's bottom line. Here, Hawaiian, when you compare the rate base of the company, or just the earnings, there's a big disparity. Is the future CAPEX needs at Hawaiian much greater, I guess, than what the company has displayed - you know, what Hawaiian Electric has displayed in their third quarter slides? Is it 2X that? Just something around what the growth potential for NextEra at Hawaiian Electric?

Jim Robo:
Yeah, I think - I've probably said all I'm going to say on that topic. The - you know, obviously, we're excited about the opportunities that are here in Hawaii to help accelerate that clean energy transformation. That's going to include several projects that Hawaiian Electric's already laid out in its filings it made in August.

Obviously, that's all subject to stakeholder input and regulatory approval. There is a lot of work to do between, you know - between laying those out and actually bringing (it to fruition). And so I think what I would say is, we're excited about the opportunity. We think we will find very good projects for customers here, that we'll be able to invest in that will be good for the state and good for customers and good for shareholders. But I'm not going to comment on the size - the size of the capital (inaudible) going forward.

(Anthony Crowdell):	Great. Congratulations, and thanks for your time.

Jim Robo:	Thank you.

Connie Lau:	Thank you.

Operator:	And this concludes the question-and-answer session. You may now disconnect.

END

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “predict,” and “target” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. NEE cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in any forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the proposed merger involving NEE and HEI, including future financial or operating results of NEE or HEI, NEE’s or HEI’s plans, objectives, expectations or intentions, the expected timing of completion of the transaction, the value, as of the completion of the merger or spin-off of HEI’s bank subsidiary or as of any other date in the future, of any consideration to be received in the merger or the spin-off in the form of stock or any other security, potential benefit of tax basis step up to HEI shareholders, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by any such forward-looking statements include risks and uncertainties relating to: the risk that HEI may be unable to obtain shareholder approval for the merger or that NEE or HEI may be unable to obtain governmental and regulatory approvals required for the merger or the spin-off, or required governmental and regulatory approvals may delay the merger or the spin-off or result in the imposition of conditions that could cause the parties to abandon the transaction; the risk that a condition to closing of the merger or the completion of the spin-off may not be satisfied; the timing to consummate the proposed merger and the expected timing of the completion of the spin-off; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction, including the value of a potential tax basis step up to HEI shareholders, may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time and attention on merger and spin-off-related issues; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities and in the financial results of NEE, HEI or any of their subsidiaries; the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity; and other factors discussed or referred to in the “Risk Factors” section of HEI’s or NEE’s most recent Annual Reports on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NEE’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and NEE does not undertake any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information And Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination transaction between NEE and HEI will be submitted to the shareholders of HEI for their consideration. NEE will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of HEI that also constitutes a prospectus of NEE. HEI will provide the proxy statement/prospectus to its shareholders. NEE and HEI also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which NEE or HEI may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF HEI ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from NEE’s website (www.investors.nexteraenergy.com) under the heading “Investor Relations” and then under the heading “SEC Filings.”

Participants In The Merger Solicitation

NEE, HEI, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from HEI shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of HEI shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about NEE’s executive officers and directors in its definitive proxy statement filed with the SEC on April 4, 2014. You can find information about HEI’s executive officers and directors in its definitive proxy statement filed with the SEC on March 25, 2014 and in its Annual Report on Form 10-K filed with the SEC on February 21, 2014. Additional information about NEE’s executive officers and directors and HEI’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from NEE as described in the preceding paragraph.